

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2013

Via E-mail
Kenneth Green
President, Secretary, Treasurer and Director
Orion Financial Group, Inc.
1739 Creekstone Circle
San Jose, CA 95133

      Re: **Orion Financial Group, Inc.**
              Amendment No. 2 to Registration Statement on Form S-1
              Filed March 6, 2012
              File No. 333-185146

Dear Mr. Green:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

      Please note that in referring to your responses, we are specifically referring to your response letter dated January 18, 2013

General

1.   We note your disclosure on page 23 that "net cash used by operating activities was $(74,279) since inception through December 31, 2012, which was primarily attributable to the operating loss." Please revise the prospectus summary to include your operating/net losses since inception. Make corresponding changes to the risk factor section.

2.   We note your response to comment 9 of our comment letter dated December 24, 2012 referring to your plan to "provide practical and affordable home renovations…." Please revise your disclosure throughout to reflect this business intent and explain how it fits with your plan of providing "strategic financial consulting services."

Prospectus Cover Page

3.   We note your response to comment 7 that "we are registering a primary offering. Accordingly, there are no selling shareholders." We further note your disclosure in the fourth paragraph that "we have agreed to bear the expenses relating to the registration of the shares of the selling security holders." Please reconcile your disclosure here and elsewhere, as applicable.

Risk Factors, page 8

4.   We note your response to comment 2. We further note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). As such, please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

5.   We reissue comment 14. Please provide the basis for your "estimate" that you will sell all 40 million shares. If you have no basis, please revise to clarify that your disclosure assumes the sale of the maximum amount and qualify that this is a best efforts offering and that you do not have a basis to support any estimate of all the shares being sold.

Determination of Offering Price, page 13

6.   We note that you have issued shares privately for a price that is significantly less than the current offering price. As such, please tell us how the "facts considered," as referenced on page 13, lead to your determination of the current offering price.

Dilution, page 13

7.   We note your response to comment 15 and re-issue the comment. In this regard, we note your disclosure on page 28 that the company issued 56,164,650 shares of common stock to its founders. As such, please revise your disclosure to provide a comparison of the public contribution under your proposed public offering and the effective cash contribution of your directors, officers, promoters and other affiliates. Refer to Item 506 of Regulation S-K.

8.   Please expand your disclosure to include a table which details the amounts used to calculate your net tangible book value per share before and after the offering, the increase in net tangible book value per share attributable to the cash raised in the offering, and the dilution to new investors. Furthermore, please revise your calculations since it appears

that you have excluded the 40,000,000 shares to be issued in this transaction from the total shares after the offering, or advise.

Description of Business, page 16

9.   We note your response to comment 19. Please explain how you determined that you are not a subsidiary of Catalyst Group Holdings considering the number of shares owned.

Capital Resources and Liquidity, page 23

10.   We note your response to comment 25. We further note your disclosure that you "have historically financed" your operations primarily through "net cash flow from operations…." We finally note that you have had no revenues since inception. Please reconcile your disclosure or advise.

Directors, Executive Officers, Promoters and Control Persons, page 23

11.   Consistent with your response to comment 26, please revise to clarify that Catalyst Financial Group, Inc. is no longer operating.

Item 15. Recent Sales of Unregistered Securities, page 28

12.   We note your response to comment 29. Please revise to provide the information required by Item 701(c) of Regulation S-K for the founders' shares and the issuance in October 2012.

Item 16. Exhibits and Financial Statement Schedules, page 28

13.   We note your response to comment 4 that you "plan to file a subscription agreement as an exhibit to this registration statement before effectiveness." Please revise the exhibit index to include the subscription agreement noting that it will be filed by amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Equivel, Staff Accountant, at (202) 551-3395 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney Adviser

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP